DESCARTES REPORTS FISCAL 2010 SECOND QUARTER FINANCIAL RESULTS

35% Increase in Quarterly Income Before Income Taxes Helps Drive Record Operating Results

WATERLOO, Ontario — September 10, 2009 —Descartes Systems Group, a global on-demand software-as-a-service (SaaS) logistics solutions provider, announced financial results for its fiscal 2010 second quarter (Q2FY10) ended July 31, 2009. All financial results referenced are unaudited, in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

Q2FY10 Financial Results

As described in more detail below, key financial highlights for Descartes in Q2FY10 included:

•	Revenues of $18.6 million, up $1.5 million or 9% from $17.1 million in the second quarter of last fiscal year (Q2FY09) and up $1.2 million or 7% from $17.4 million in the previous quarter (Q1FY10).;
•	Gross margin of 68%, up from 64% in Q2FY09 and compared to 70% in Q1FY10;
•

Income before income taxes of $2.7 million, up 35% from $2.0 million in Q2FY09 and up $0.9 million or 50% from Q1FY10. Commencing with Descartes’ Q1FY10, GAAP changed to require that acquisition-related costs (including legal, accounting, investment banking and valuation specialist fees) be expensed in the period incurred (“Acquisition Accounting Changes”). Previously, GAAP required that these expenses be capitalized as part of the purchase price for a completed business combination and were generally recorded as part of goodwill. Because of this change, Q2FY10 and Q1FY10 include an additional $0.2 million and $0.3 million, respectively, in acquisition-related costs compared to prior quarters where Descartes was not required to expense such costs in the period incurred;

•

Net income of $0.8 million, compared to $1.4 million in Q2FY09 and $2.2 million in Q1FY10. Net income in Q2FY10 and Q2FY09 each included net non-cash deferred income tax expenses as tax losses were applied to taxable income in the amounts of $1.6 million and $0.5 million, respectively. Net income in Q1FY10 included a non-cash, net deferred income tax recovery of $0.7 million;

•

Earnings per share on a diluted basis of $0.02, compared to $0.03 in Q2FY09 and $0.04 in Q1FY10. Income before income taxes, per share on a diluted basis for Q2FY10 was $0.05, up from $0.04 in Q2FY09 and up from $0.03 in Q1FY10;

•	Days sales outstanding of 48 days, down 2 days from 50 days in Q2FY09, and down from 49 days last quarter;
•

Record Adjusted Net Income of $5.2 million, up 27% from $4.1 million in Q2FY09 and up 11% from $4.7 million in Q1FY10. Adjusted Net Income as a percentage of revenues was 28% this quarter, up from 24% in Q2FY09 and up from 27% in Q1FY10. Adjusted Net Income per share on a diluted basis for Q2FY10 was $0.10, up from $0.08 in Q2FY09 and up from $0.09 in Q1FY10.

Adjusted Net Income is a non-GAAP financial measure provided as a complement to financial results presented in accordance with GAAP that we define as earnings before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, contingent acquisition consideration, deferred compensation and stock-based compensation), acquisition-related expenses and restructuring charges. These items are considered by management to be outside Descartes’ ongoing operational results. A reconciliation of Adjusted Net Income to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes’ results in the categories specified below over the past 5 fiscal quarters (unaudited, dollar amounts in millions, except Adjusted Net Income per diluted share):

	Q2 FY10	Q1 FY10	Q4 FY09	Q3 FY09	Q2 FY09
Revenues	18.6	17.4	15.7	17.0	17.1
Services revenues	17.1	16.8	14.4	15.7	16.0
Gross margin	68%	70%	68%	67%	64%
Income before income taxes	2.7	1.8	2.6	2.7	2.0
Net income*	0.8	2.2	15.7	2.3	1.4
Adjusted Net Income	5.2	4.7	4.6	4.6	4.1
Adjusted Net Income as a % of revenues	28%	27%	29%	27%	24%
Adjusted Net Income per diluted share	0.10	0.09	0.09	0.09	0.08
DSOs (days)	48	49	50	47	50

* Net income was positively impacted by non-cash, net deferred income tax recoveries of $0.7 million, $13.1 million and $0.4 million in Q1FY10, Q4FY09 and Q3FY09, respectively. Net income was also impacted by the following: (1) net non-cash deferred income tax expenses as tax losses were applied to taxable income in the amounts of $1.6 million, $0.8 million and $0.5 million in Q2FY10, Q3FY09 and Q2FY09, respectively; and (2) contingent acquisition consideration expense of $0.3 million in Q2FY09.

Total revenues of $18.6 million in Q2FY10 were comprised of $17.1 million in services revenues and $1.5 million in license revenues. Services revenues were $17.1 million or 92% of total revenues, up 7% from $16.0 million in Q2FY09 and up 2% from $16.8 million in Q1FY10.

Geographically, $12.2 million of revenues (66%) were generated in the Americas, excluding Canada, $2.7 million (14%) in Europe, Middle East and Africa (“EMEA”), $3.4 million (18%) in Canada, and $0.3 million (2%) in the Asia Pacific region.

Year-to-Date Financial Results

As described in more detail below, key financial highlights for the six-month period ended July 31, 2009 (1HFY10) included:

•	Revenues of $36.0 million, up $2.6 million or 8% from $33.4 million in the same period a year ago (1HFY09);
•	Gross margin of 69%, up from 65% in 1HFY09;
•

Income before income taxes of $4.5 million, up 25% from $3.6 million in the 1HFY09. Because of Acquisition Accounting Changes, 1HFY10 includes an additional $0.5 million in acquisition-related costs compared to 1HFY09 where Descartes was not required to expense such costs in the period incurred;

•	Net income of $3.0 million, up 25% from $2.4 million in 1HFY09;
•	Earnings per share on a diluted basis of $0.06, up from $0.05 in 1HFY09. Income before income taxes, per share on a diluted basis for 1HFY10 was $0.08, up from $0.07 in 1HFY09;
•	Adjusted Net Income of $9.9 million, up 25% from $7.9 million in 1HFY09. Adjusted Net Income as a percentage of revenues was 28% for 1HFY10, up from 24% in 1HFY09. Adjusted Net Income per share on a diluted basis was $0.18 for 1HFY10, up from $0.15 in 1HFY09.

The following table summarizes Descartes’ results in the categories specified below over 1HFY10 and 1HFY09 (unaudited, dollar amounts in millions, except Adjusted Net Income per diluted share):

	1H FY10	1H FY09
Revenues	36.0	33.4
Gross margin	69%	65%
Income before income taxes	4.5	3.6
Net income	3.0	2.4
Adjusted Net Income	9.9	7.9
Adjusted Net Income as a % of revenues	28%	24%
Adjusted Net Income per diluted share	0.18	0.15

“Our focus over the past quarter has continued to be on operating efficiently and integrating acquisitions,” said Stephanie Ratza, CFO at Descartes. “Our solid balance sheet and healthy cash level has us well-positioned to continue to execute to our operational goals and consolidation strategy.”

“Our customers’ successes in using our solutions have propelled our record operating results,” said Art Mesher, Descartes’ CEO. “This solid foundation of customer successes fuels our ecosystem of business partners, distributors and consolidation opportunities. With our solid operational metrics and a proven track-record of execution, we believe Descartes and its Global Logistics Network community can contribute to important changes for the benefit of all logistics participants.”

Income Tax Expense

Income tax expense for Q2FY10 was approximately 71% of income before income taxes, with current income tax expense being approximately 13% of income before income taxes. For the first half of fiscal 2010, income tax expense was approximately 34% of income before income taxes, with current income tax expense being approximately 13% of income before income taxes.

Our tax expense for a period is difficult to predict as it depends on many factors, including the actual jurisdictions in which income is earned, the tax rates in those jurisdictions, the amount of deferred tax assets relating to the jurisdictions and the valuation allowances relating to those tax assets. For example, in the first quarter of fiscal 2010, Descartes had a $0.4 million income tax recovery rather than an income tax expense. At this time, Descartes anticipates that fiscal 2010 income tax expense (current and deferred) will be 50-55% of income before income taxes, with the current income tax expense portion being 10-15% of income before income taxes.

Cash Position at July 31, 2009

As at July 31, 2009, Descartes had $51.3 million in cash comprised of $10.9 million in cash and cash equivalents and $40.4 million in short-term investments, none of which was held in asset-backed commercial paper (ABCP). As at January 31, 2009, Descartes had $57.6 million in cash, cash equivalents and short-term investments.

The table set forth below provides a summary of cash flows for Q2FY10 in millions of dollars:

Cash, cash equivalents and short-term investments, May 1, 2009	46.9
Cash provided by operating activities	4.4
Additions to capital assets	(0.5)
Business acquisitions	(0.1)
Effect of foreign exchange rates	0.6
Net change in cash, cash equivalents and short-term investments	4.4
Cash, cash equivalents and short-term investments, July 31, 2009	51.3

Conference Call

Members of Descartes’ executive management team are scheduled to host a conference call to discuss the company's financial results and business prospects at 8:00 a.m. EDT on Thursday, September 10th. Designated numbers are (800) 768-2107 for North America or +1 (212) 231-2900 for International. The company simultaneously has scheduled an audio web cast on the Descartes Web site at www.descartes.com/company/investors. Phone conference dial-in or web cast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available in two formats and accessible for 24 hours after the call’s completion by dialing (800) 558-5253 or +1 (416) 626-4100 and using passcode number 21432608. An archived replay of the web cast will be available at www.descartes.com/company/investors.

About Descartes

Descartes (TSX: DSG) (NASDAQ: DSGX), is making the world a better place by enabling global organizations with logistics-intensive businesses to save money by improving the productivity and performance of their operations. Underlying Descartes’ offerings is the Descartes Global Logistics Network (GLN), one of the world’s most extensive multi-modal business applications network. As a federated software-as-a-service (SaaS) platform, the Descartes GLN combines with component-based ‘nano’ sized applications to provide messaging services between logistics trading partners, shipment management services to help manage third party carriers and private fleet management services for organizations of all sizes. Descartes’ solutions and services deliver results by enabling organizations around the world to reduce administrative costs, billing cycles, fleet size, contract carrier costs, and mileage driven; improve pick-up and delivery reliability; and optimize working capital through fleet visibility. Descartes’ hosted, transactional and packaged solutions deliver repeatable, measurable results and fast time-to-value. Descartes customers include an estimated 1,600 ground carriers and more than 90 airlines, 30 ocean carriers, 900 freight forwarders and third-party providers of logistics services, and hundreds of manufacturers, retailers, distributors, private fleet owners and regulatory agencies. The company has more than 450 employees and is based in Waterloo, Ontario, with operations in Atlanta, Pittsburgh, Ottawa, Montreal, Miami, Minneapolis, Washington DC, Derby, London, Stockholm, Shanghai, and Toronto. For more information, visit www.descartes.com.

# # #

Descartes Investor Contact:

Laurie McCauley

investor@descartes.com

(519) 746-6114 x 2358

Safe Harbor Statement

This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relate to the positioning of Descartes to provide value to customers and shareholders; its execution of its consolidation strategy; current, deferred and total income tax expense for fiscal 2010; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause the actual results, performance or achievements of Descartes, or developments in Descartes’ business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the impact on Descartes’ business of the global economic downturn; Descartes’ ability to continue to align operating expenses to visible and recurring revenues; the impact of foreign currency exchange rates; Descartes’ ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from the acquisitions; Descartes’ ability to retain or obtain sufficient capital to execute on its business strategy, including its acquisition strategy; the ability to attract and retain key personnel and the ability to manage the departure of key personnel; departures of key customers; disruptions in the movement of freight; the potential for future goodwill or intangible impairment as a result of other-than-temporary decreases in Descartes’ market capitalization; and other factors and assumptions discussed in the section entitled, “Certain Factors That May Affect Future Results” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes’ Annual Report on Form 40-F for fiscal 2009. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measure

Adjusted Net Income

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted Net Income, in making investment decisions about our company and measuring our operational results.

The term “Adjusted Net Income” refers to a financial measure that we define as earnings before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, contingent acquisition consideration, deferred compensation and stock-based compensation), acquisition-related expenses and restructuring charges. Historically, costs and expenses of acquisitions, as well as certain costs of restructuring/integrating acquired companies, were capitalized as part of the purchase price for each acquisition. Effective for Descartes’ 2010 fiscal year ending January 31, 2010, GAAP has changed to require that such costs be expensed in the period incurred rather than recorded as part of goodwill. Management considers acquisition-related and restructuring activities to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses arising as a result of this accounting change are excluded from Adjusted Net Income, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted Net Income financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted Net Income is a non-GAAP financial measure and may not be comparable to similarly titled measures reported by other companies. Adjusted Net Income should not be construed as a substitute for net income determined in accordance with GAAP and the use of Adjusted Net Income does have limitations. In particular, we have completed nine acquisition transactions over the past three fiscal years, two acquisition transactions in the first quarter of FY10 and may complete acquisition transactions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue, some investors may consider these charges and expenses as a recurring part of operations rather than non-recurring charges and expenses that are not part of operations.

The table below reconciles Adjusted Net Income to net income reported in our unaudited Consolidated Statements of Operations for Q2FY10, Q1FY10, Q4FY09, Q3FY09 and Q2FY09, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	Q2FY10	Q1FY10	Q4FY09	Q3FY09	Q2FY09

Net income, as reported on Consolidated Statements of Operations	0.8	2.2	15.7	2.3	1.4
Adjustments to reconcile to Adjusted Net Income:
Investment income	(0.1)	(0.1)	(0.2)	(0.3)	(0.2)
Income tax expense (recovery)	2.0	(0.4)	(13.1)	0.4	0.6
Depreciation expense	0.4	0.4	0.6	0.5	0.6
Amortization of intangible assets and contingent acquisition consideration	1.8	1.8	1.3	1.3	1.6
Amortization of deferred compensation and stock-based compensation expense	0.1	0.1	0.2	0.2	0.1
Acquisition-related expenses	0.2	0.3	-	-	-
Restructuring charges	-	0.4	0.1	0.2	-
Adjusted Net Income	5.2	4.7	4.6	4.6	4.1

The table below reconciles Adjusted Net Income to net income reported in our unaudited Consolidated Statements of Operations for 1HFY10 and 1HFY09, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	1HFY10	1HFY09

Net income, as reported on Consolidated Statements of Operations	3.0	2.4
Adjustments to reconcile to Adjusted Net Income:
Investment income	(0.2)	(0.5)
Income tax expense	1.6	1.2
Depreciation expense	0.8	1.1
Amortization of intangible assets and contingent acquisition consideration	3.6	3.4
Amortization of deferred compensation and stock-based compensation expense	0.2	0.3
Acquisition-related expenses	0.5	-
Restructuring charges	0.4	-
Adjusted Net Income	9.9	7.9

THE DESCARTES SYSTEMS GROUP INC.

INTERIM CONSOLIDATED BALANCE SHEETS

(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	July 31,	January 31,
	2009	2009
ASSETS		(As adjusted – see footnote)
CURRENT ASSETS
Cash and cash equivalents	10,899	47,422
Short term investments	40,357	10,210
Accounts receivable
Trade	9,982	8,702
Other	2,463	985
Prepaid expenses and other	1,184	855
Deferred income taxes	6,528	5,490
Deferred tax charge	197	197
	71,610	73,861
CAPITAL ASSETS	5,629	4,888
GOODWILL	34,401	26,381
INTANGIBLE ASSETS	24,421	15,475
DEFERRED INCOME TAXES	24,128	24,665
DEFERRED TAX CHARGE	494	592
	160,683	145,862
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	2,881	1,938
Accrued liabilities	7,507	5,526
Income taxes payable	1,037	589
Deferred revenue	6,450	3,317
	17,875	11,370
DEFERRED REVENUE	1,643	-
INCOME TAX LIABILITY	2,541	2,325
DEFERRED INCOME TAX LIABILITY	1,630	-
	23,689	13,695

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 53,061,527 at July 31, 2009 (January 31, 2009 – 53,013,227)	45,074	44,986
Additional paid-in capital	449,706	449,462
Accumulated other comprehensive income	1,838	363
Accumulated deficit	(359,624)	(362,644)
	136,994	132,167
	160,683	145,862

Note: We adopted FAS 141R, Business Combinations (“FAS 141R”) on February 1, 2009. Under the transitional provisions of FAS 141R, the closing accumulated deficit as at January 31, 2009 was increased by $258 thousand with a corresponding decrease in prepaid expenses and other relating to acquisition-related costs incurred in connection with the Oceanwide and Scancode acquisitions. Under the previous GAAP guidance in FAS 141, these costs would have been capitalized as part of business combination accounting.

THE DESCARTES SYSTEMS GROUP INC.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND SHARE DATA; US GAAP; UNAUDITED)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2009	2008	2009	2008
REVENUES	18,610	17,110	36,029	33,399
COST OF REVENUES	5,977	6,092	11,164	11,779
GROSS MARGIN	12,633	11,018	24,865	21,620
EXPENSES
Sales and marketing	2,564	2,377	4,949	4,714
Research and development	3,676	2,923	7,047	5,806
General and administrative	1,958	2,359	4,946	4,588
Amortization of intangible assets	1,763	1,263	3,552	2,527
Contingent acquisition consideration	-	333	-	833
	9,961	9,255	20,494	18,468
INCOME FROM OPERATIONS	2,672	1,763	4,371	3,152
INVESTMENT INCOME	91	237	183	495
INCOME BEFORE INCOME TAXES	2,763	2,000	4,554	3,647
INCOME TAX EXPENSE
Current	352	105	591	211
Deferred	1,599	503	943	990
	1,951	608	1,534	1,201
NET INCOME	812	1,392	3,020	2,446
EARNINGS PER SHARE
Basic and diluted	0.02	0.03	0.06	0.05
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	53,051	52,942	53,034	52,938
Diluted	54,086	53,620	53,926	53,632

THE DESCARTES SYSTEMS GROUP INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2009	2008	2009	2008
OPERATING ACTIVITIES
Net income	812	1,392	3,020	2,446
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	439	580	823	1,109
Amortization of intangible assets	1,763	1,263	3,552	2,527
Amortization of deferred compensation	2	2	3	4
Stock-based compensation expense	138	121	264	249
Deferred income taxes	1,599	503	943	990
Deferred tax charge	49	-	98	-
Changes in operating assets and liabilities:
Accounts receivable
Trade	(139)	752	606	1,094
Other	203	346	7	239
Prepaid expenses and other	60	(125)	301	(527)
Deferred contingent acquisition consideration	-	333	-	833
Accounts payable	575	(248)	745	(57)
Accrued liabilities	(1,513)	392	(1,499)	5
Income taxes payable	79	(69)	309	(571)
Deferred revenue	281	(646)	(418)	(309)
Cash provided by operating activities	4,348	4,596	8,754	8,032
INVESTING ACTIVITIES
Maturities of short-term investments	-	-	164	-
Purchase of short-term investments	(30,311)	-	(30,311)	-
Additions to capital assets	(498)	(349)	(789)	(645)
Business acquisitions, net of cash acquired	(122)	(413)	(14,964)	(370)
Acquisition-related costs	-	(195)	(58)	(781)
Cash used in investing activities	(30,931)	(957)	(45,958)	(1,796)
FINANCING ACTIVITIES
Issuance of common shares for cash	42	6	82	24
Cash provided by financing activities	42	6	82	24
Effect of foreign exchange rate on cash and cash equivalents	578	8	599	182
Increase (decrease) in cash and cash equivalents	(25,963)	3,653	(36,523)	6,442
Cash and cash equivalents at beginning of period	36,862	46,880	47,422	44,091
Cash and cash equivalents at end of period	10,899	50,533	10,899	50,533